www.cemex.com
4Q09 RESULTS
4Q09 RESULTS
January 2010
January 2010

2009 achievements
▪ Refinanced US$15 billion in debt
▪ Issued close to US$2.3 billion in fixed income notes
▪ Raised US$2.2 billion in equity and equity-like capital
▪ Sold our Australian assets for approximately US$1.7 billion
▪ Implemented a US$900 million cost-reduction program
▪ Increased use of alternative fuels to 16%, from 10% in 2008
▪ On track to achieve 25% reduction in specific CO2 emissions by
 2015 from 1990 levels

4Q09 results highlights
	January - December				Fourth Quarter
	2009	2008	% var	l-t-l % var	2009	2008	% var	l-t-l % var
Net sales	14,544	20,131	(28%)	(19%)	3,444	4,148	(17%)	(20%)
Gross profit	4,274	6,396	(33%)	(23%)	911	1,262	(28%)	(31%)
Operating income	1,165	2,327	(50%)	(38%)	98	346	(72%)	(75%)
EBITDA	2,657	4,080	(35%)	(25%)	474	750	(37%)	(39%)
FCF after maint capex	1,215	2,600	(53%)		401	474	(15%)
Millions US dollars

▪ 2009 results reflect deconsolidation of Venezuelan assets starting August 2008
▪ Australian operations reclassified as “Discontinued Operations” in 2008 and 2009 results

Ready Mix	Volume	(23%)	(21%)	(10%)
	Price (USD)	(10%)	(1%)	0%
	Price (l-t-l1)	(2%)	(6%)	(2%)
Aggregates	Volume	(20%)	(16%)	(12%)
	Price (USD)	(9%)	3%	0%
	Price (l-t-l1)	(2%)	(3%)	(2%)
		2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	Volume	(14%)	(8%)	(8%)
	Price (USD)	(9%)	0%	(1%)
	Price (l-t-l1)	1%	(4%)	(2%)

Consolidated volumes and prices
1 Like-to-like prices adjusted for investments/divestments and foreign-exchange fluctuations
▪ Challenging business environment prevailed during 2009, with some signs of stabilization in the second half

2010 guidance
▪ Consolidated volumes expected to increase by 4% for cement and aggregates and by 2% for ready mix
 – Volumes in Mexico flat for cement and growing in excess of 5% for ready mix
 – US cement, ready-mix and aggregates volumes to have high-single-digit increase
 – Spanish cement volumes similar to 2009 levels; ready-mix and aggregates volumes declining by 11% and 2%, respectively
▪ EBITDA to be about US$2.9 billion, on a like-to-like basis, and based on currently prevailing exchange rates
▪ Free cash flow after maintenance capex to reach close to US$1 billion, reflecting exclusion of Australian operations, higher interest expense, maintenance capex, and cash taxes, and lower investment in working capital
▪ US$600 million from free cash flow to be used for debt reduction during the year

www.cemex.com
REGIONAL
HIGHLIGHTS
REGIONAL
HIGHLIGHTS
January 2010
January 2010

	2009	2008	% var	l-t-l % var	4Q09	4Q08	% var	l-t-l % var
Net Sales	3,113	3,822	(19%)	(1%)	723	820	(12%)	(14%)
EBITDA	1,160	1,453	(20%)	(3%)	251	302	(17%)	(18%)
Margin	37.3%	38.0%			34.8%	36.8%
Volume	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	(4%)	(10%)	(2%)
Ready-mix	(14%)	(28%)	(9%)
Aggregates	4%	(9%)	(6%)
Price (LC)	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	2%	(3%)	(3%)
Ready-mix	1%	(0%)	(0%)
Aggregates	5%	10%	2%

▪ Investment in Infrastructure
 increased by about 20% in 2009,
 partially mitigating contraction in
 residential and non-residential
 sectors
▪ Formal housing affected by bridge
 financing constraints; some
 recovery expected for 2010
▪ Self-construction anticipated to
 drop by about 1% in 2010
▪ Industrial and commercial sector
 expected to grow by 15% in 2010,
 after two years of decline
Mexico

United States
	2009	2008	% var	l-t-l % var	4Q09	4Q08	% var	l-t-l % var
Net Sales	2,825	4,698	(40%)	(40%)	602	983	(39%)	(39%)
EBITDA	143	702	(80%)	(80%)	(5)	129	N/A	N/A
Margin	5.1%	14.9%			(0.7%)	13.1%
Volume	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	(32%)	(25%)	(14%)
Ready-mix	(38%)	(30%)	(12%)
Aggregates	(36%)	(29%)	(15%)
Price (LC)	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	(6%)	(7%)	(0%)
Ready-mix	(8%)	(13%)	(4%)
Aggregates	(7%)	(9%)	(2%)

▪ Fourth quarter decline in volumes
 reflecting drop in residential and
 I&C sectors, as well as poor
 weather during December
▪ Public construction will continue to
 be main driver for demand,
 supported by ARRA and other
 funding
▪ Improvement seen in existing
 home sales and inventories;
 cement demand from residential
 sector expected to have double-
 digit growth in 2010 in our markets

Spain
	2009	2008	% var	l-t-l % var	4Q09	4Q08	% var	l-t-l % var
Net Sales	831	1,573	(47%)	(36%)	194	247	(21%)	(14%)
EBITDA	204	464	(56%)	(50%)	44	60	(27%)	(31%)
Margin	24.6%	29.5%			22.4%	24.3%
Volume	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	(40%)	(23%)	(16%)
Ready-mix	(44%)	(33%)	(19%)
Aggregates	(33%)	(15%)	(12%)
Price (LC)	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	(10%)	(14%)	(2%)
Ready-mix	(8%)	(11%)	0%
Aggregates	3%	0%	(1%)

▪ Cement and ready-mix volumes on
 a like-to-like basis declined by
 30% and 37%, respectively, for
 2009
▪ Construction activity affected by
 economic slowdown and limited
 credit availability
▪ Housing starts expected to
 decrease to 140-150 thousand in
 2009, further decline expected
▪ Infrastructure relatively stable, but
 insufficient to compensate other
 sectors

United Kingdom
	2009	2008	% var	l-t-l % var	4Q09	4Q08	% var	l-t-l % var
Net Sales	1,184	1,712	(31%)	(19%)	285	318	(10%)	(16%)
EBITDA	43	26	62%	88%	0	(19)	99%	97%
Margin	3.6%	1.5%			(0.1%)	(6.0%)
Volume	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	(19%)	(14%)	(15%)
Ready-mix	(25%)	(23%)	(17%)
Aggregates	(19%)	(12%)	(17%)
Price (LC)	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	8%	3%	(2%)
Ready-mix	2%	(1%)	(0%)
Aggregates	1%	(2%)	(1%)

▪ 2009 results reflected weakness
 across all business segments, with
 rate of decline decelerating in the
 last months of the year
▪ Mild recovery in the housing sector
 expected for 2010

Rest of Europe
	2009	2008	% var	l-t-l % var	4Q09	4Q08	% var	l-t-l % var
Net Sales	3,345	4,369	(23%)	(17%)	843	922	(9%)	(17%)
EBITDA	349	532	(34%)	(27%)	65	82	(20%)	(27%)
Margin	10.4%	12.2%			7.8%	8.9%
Volume	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	(17%)	(18%)	(29%)
Ready-mix	(17%)	(14%)	(13%)
Aggregates	(13%)	(13%)	(15%)

Price (LC)1	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	4%	0%	(2%)
Ready-mix	0%	(1%)	1%
Aggregates	4%	7%	1%
▪ In France, ready-mix volume
 decreased by 17% and aggregates
 volume by 13% during 4Q09
▪ In Germany, cement volume
 decreased by 16% during 4Q09
▪ In most countries in the region,
 infrastructure continues to be the
 main driver for volume growth
▪ In Eastern Europe, 2009 volumes
 affected by lower confidence and
 tight credit conditions; stabilization
 and potential growth expected in
 some markets for 2010
1 Volume-weighted, local-currency average prices

South/Central America and the Caribbean
	2009	2008	% var	l-t-l % var	4Q09	4Q08	% var	l-t-l % var
Net Sales	1,368	2,023	(32%)	(13%)	322	378	(15%)	(18%)
EBITDA	494	658	(25%)	(4%)	111	121	(8%)	(13%)
Margin	36.1%	32.5%			34.5%	31.9%
Volume	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	(30%)	(1%)	(5%)
Ready-mix	(34%)	(21%)	(10%)
Aggregates	(40%)	(27%)	11%

Price (LC)1	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	14%	(2%)	(2%)
Ready-mix	(3%)	(6%)	(3%)
Aggregates	(2%)	(13%)	(3%)
▪ Colombian cement volume
 remained flat for the quarter and
 ready-mix volume declined by 15%
▪ In Colombia, infrastructure will
 continue to be an important
 contributor to 2010 volumes;
 subsidy in interest rates for new
 homes should also contribute to
 volume growth
1 Volume-weighted, local-currency average prices

Africa and Middle East
	2009	2008	% var	l-t-l % var	4Q09	4Q08	% var	l-t-l % var
Net Sales	1,049	1,071	(2%)	2%	261	278	(6%)	(7%)
EBITDA	333	296	12%	15%	68	72	(6%)	(7%)
Margin	31.7%	27.7%			25.9%	25.9%
Volume	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	22%	7%	1%
Ready-mix	(14%)	(8%)	7%
Aggregates	(10%)	12%	23%

Price (LC)1	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	10%	2%	(1%)
Ready-mix	(3%)	(19%)	(4%)
Aggregates	7%	(4%)	4%
▪ In Egypt, cement volumes
 increased by 7% during 4Q09 and
 by 13% in 2009
▪ The informal housing and
 infrastructure sectors will continue
 to be main drivers of cement
 demand in 2010 in the region
1 Volume-weighted, local-currency average prices

Asia
	2009	2008	% var	l-t-l % var	4Q09	4Q08	% var	l-t-l % var
Net Sales	474	494	(4%)	1%	122	105	17%	14%
EBITDA	116	93	25%	33%	22	15	44%	40%
Margin	24.5%	18.8%			17.8%	14.5%
Volume	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	0%	24%	1%
Ready-mix	(18%)	(9%)	21%
Aggregates	(15%)	0%	11%

Price (LC)1	2009 vs. 2008	4Q09 vs. 4Q08	4Q09 vs. 3Q09
Cement	7%	(2%)	(1%)
Ready-mix	3%	(6%)	(1%)
Aggregates	3%	(3%)	2%
1 Volume-weighted, local-currency average prices

www.cemex.com
4Q09 RESULTS
4Q09 RESULTS
January 2010
January 2010

EBITDA and free cash flow
	January - December				Fourth Quarter
	2009	2008	% var	l-t-l % var	2009	2008	% var	l-t-l % var
Net sales	14,544	20,131	(28%)	(19%)	3,444	4,148	(17%)	(20%)
EBITDA	2,657	4,080	(35%)	(25%)	474	750	(37%)	(39%)
EBITDA margin	18.3%	20.3%	(2.0pp)		13.8%	18.1%	(4.3pp)
Cost of sales	10,270	13,735	(25%)		2,532	2,886	(12%)
% sales	70.6%	68.2%	2.4pp		73.5%	69.6%	3.9pp
SG&A	3,109	4,069	(24%)		813	916	(11%)
% sales	21.4%	20.2%	1.2pp		23.6%	22.1%	1.5pp
Free cash flow after maintenance capex	1,215	2,600	(53%)		401	474	(15%)
Free cash flow	805	1,040	(23%)		334	195	71%
US$ million

▪ Adjusting for Venezuela, divestments and the sale of emission allowances done last year, EBITDA margin had a slight decline of 0.4pp despite a 19% decline in sales, on a like-to-like basis
▪ Increase in SG&A as a percentage of sales mainly due to lesser economies of scale due to lower volumes and higher transportation costs, partially offset by savings from cost-reduction initiatives
▪ Free cash flow after maintenance capex reflects lower EBITDA, higher financial expense and investment in working capital, partially offset by lower maintenance capex

Other items
▪ Kiln fuel and electricity costs, on a per-ton-of-cement-produced basis, decreased by 16% for 2009 and expected to increase by 5% for 2010
▪ Increase in financial expenses during the quarter reflects new terms of Financing Agreement
▪ Gain on financial instruments during the quarter reflects positive mark
 -to-market contribution of our equity derivatives
▪ Income tax resulting from tax losses in many of our operating jurisdictions due to reduced volumes and local foreign-exchange losses
▪ Estimated impact of the changes in the rules in Mexico for group tax consolidation : US$799 million
 – Liability recognized in balance sheet; a deferred tax asset for US$628 million also recognized
 – Expected impact on 2010 cash taxes: US$30 million

www.cemex.com
DEBT
INFORMATION
DEBT
INFORMATION
January 2010
January 2010

Debt-related activity in the quarter
▪ Convertible securities transaction for MXN4.1 billion (approximately
 US$320 million); upon conversion will represent about 17.25 million
 ADSs
▪ Issuance of notes for close to US$2.3 billion
 – US-dollar notes for US$1.25 billion (7 years, yield 9.50%) issued in December;
 reopening in January for additional US$500 million (yield 8.477%)
 – Euro notes for €350 million (8 years, yield 9.625%) issued in December
▪ Issuance of various short-term notes under our short-term
 Certificados Bursátiles program, having an outstanding amount of
 MXN800 million at the end of the quarter

10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
795
2,469
2010
2011
2012
2013
2014
≥ 2015

US$ million
Consolidated debt maturity profile
Total debt excluding perpetual debentures as of 4Q09
US$ 16,130
Fixed Income
Financing Agreement Amortizations
Other bank / WC debt
565
1,377
1,455
2,455
8,310
1,969

2011 prepayments to Financing
Agreement made during January

| | Fourth Quarter | | | Third Quarter |
|---|---|---|---|---|

Debt-related information

	2009	2008	% Var.	2009
Total debt	16,130	18,783	(14%)	17,448
Short-term	4%	37%		3%
Long-term	96%	63%		97%
Cash and cash equivalents	1,077	939	15%	363
Fair value cross currency swaps2	0	(114)		0
Net debt	15,053	17,958	(16%)	17,085
Currency denomination
Interest Rate

U.S.
dollar
60%
Euro
27%
Mexican
peso
12%
other
Variable
75%
Fixed
25%
1 For presentation purposes in the table above, net debt includes the fair value of cross-currency swaps, if any, associated with debt.

This presentation contains certain forward-looking statements and information relating to CEMEX, S.A.B. de
C.V. and its subsidiaries (collectively, “CEMEX”) that are based on the beliefs of its management, as well as assumptions made by and information currently available to CEMEX. Such statements reflect the current views of CEMEX with respect to future events and are subject to certain risks, uncertainties, and assumptions.
Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental, and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. CEMEX does not intend, and does not assume any obligation, to update these forward-looking statements.
UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED UNDER MEXICAN GAAP
Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.
Forward looking information

Definitions
EBITDA: Operating income plus depreciation and operating
 amortization
Expansion capital expenditures: consist of expansion spending on our cement, ready-mix, and other core businesses in existing markets
LC: Local currency
Like-to-like percentage variation (l-t-l % var): Percentage variations adjusted for investments/divestments and currency fluctuations
Maintenance capital expenditures: consist of maintenance spending on our cement, ready-mix, and other core businesses in existing markets

In the United States:
1 877 7CX NYSE
In Mexico:
52 (81) 8888 4292
E-Mail:
ir@cemex.com
Contact Information